Exhibit 99.4

EXECUTION VERSION

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT, dated as of August 3, 2010 (this “Agreement”), is entered into by and between Hanwha Chemical Corporation, a Korean company (the “Purchaser”), and Good Energies II LP, a Jersey partnership (the “Seller”).

RECITALS

WHEREAS, the Seller owns (i) 81,772,950 of the issued and outstanding Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”), of Solarfun Power Holdings Co. Ltd., an exempted company incorporated in the Cayman Islands (the “Company”), and (ii) 1,281,011 of the issued and outstanding American Depository Shares of the Company, each of which represents five Ordinary Shares (the “American Depositary Shares”);

WHEREAS, the Seller wishes to sell 81,772,950 Ordinary Shares and 1,281,011 American Depositary Shares to the Purchaser, and the Purchaser wishes to purchase such Ordinary Shares and American Depositary Shares from the Seller (collectively, the “Shares”), on the terms and subject to the conditions and for the consideration described in this Agreement; and

WHEREAS, the Purchaser is, contemporaneously with the execution and delivery of this Agreement, entering into a share purchase agreement with the Company (the “Company Purchase Agreement”), pursuant to which the Company agrees, among other things, to sell an aggregate of 36,455,089 Ordinary Shares to the Purchaser (the “Company Shares”) on the terms and conditions set forth in the Company Purchase Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. In addition to the terms defined elsewhere in this Agreement, for all purposes of this Agreement, the following terms have the following meanings:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 under the Securities Act. For purposes of this Agreement, the parties agree that the Company and its subsidiaries shall not be deemed to be “Affiliates” of the Seller.

“Agreement” has the meaning given in the preamble of this Agreement.

“American Depositary Shares” has the meaning given in the recitals to this Agreement.

“Board Approvals” has the meaning given in Section 2.2(b).

“Business Day” means any day except any Saturday, any Sunday, any day that is a federal legal holiday in the United States or any day on which banking institutions in the State of New York, the People’s Republic of China, Hong Kong, Seoul, the Republic of Korea or the Cayman Islands are authorized or required by law or other governmental action to close.

“Closing” has the meaning given in Section 2.2.

“Closing Date” has the meaning given in Section 2.2.

“Commission” means the United States Securities and Exchange Commission.

“Company” has the meaning given in the recitals to this Agreement.

“Company Purchase Agreement” has the meaning given in the recitals to this Agreement.

“Company Shares” has the meaning given in the recitals to this Agreement.

“Competition Approvals” means the business combination reports and other filings with the Korea Fair Trade Commission and the German Federal Cartel Office and the clearance of the foreign direct investment report pursuant to the Foreign Exchange Transaction Act of Korea and regulations thereunder.

“Consent” means any consent, approval, authorization, novation, waiver, permit, grant, franchise, concession, agreement, license, exemption or order of, registration, certificate, declaration or filing with, or report or notice to, any Person, including any Governmental or Regulatory Authority.

“DTC” has the meaning given in Section 2.2(a).

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Governmental or Regulatory Authority” means any international, supranational or national government, any state, provincial, local or other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the United States or a foreign nation or jurisdiction, any State of the United States or any political subdivision of any thereof, any court, tribunal or arbitrator, any self-regulatory organization or any other instrumentality of any jurisdiction in which a Person conducts business or operations.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Knowledge of the Seller” means the actual knowledge of John Breckenridge after making due inquiry of the President and the Chief Financial Officer of the Company.

“Law” means any federal, state, local, foreign, international or supranational law (including common law), statute, treaty, ordinance, rule, regulation, Order, code, governmental restriction or other legally binding requirement.

“Lien” means any pledge, hypothecation, right of others, claim, charge, security interest, encumbrance, adverse claim or interest, option, lien, put or call right, right of first offer or refusal, voting right, preemptive right, restrictions on transfer (other than arising under any applicable securities Laws) or other similar restrictions.

“Losses” means any and all losses, liabilities, obligations, claims, contingencies, damages, costs and expenses, including all judgments, amounts paid in settlements, court costs and reasonable attorneys’ fees that any Person may suffer or incur.

“Material Adverse Effect” means, in respect of the Company, any event, fact, circumstance or occurrence that, individually or in the aggregate with any other events, facts, circumstances or occurrences, results in a material adverse change in or a material adverse effect on the ability of the Company to consummate the transactions contemplated by the Company Purchase Agreement and to timely perform its material obligations under the Company Purchase Agreement or any of the financial condition, results of operations, business or operations of the Company, taken as a whole, except in each case to the extent that any such Material Adverse Effect results from:

(a) changes in the trading price or trading volume of the American Depositary Shares;

(b) the public disclosure of the transactions contemplated hereby in accordance with the terms of the Company Purchase Agreement;

(c) changes in the economy or the financial, securities or currency markets in the United States, the PRC, the Republic of Korea or elsewhere in the world (including changes in prevailing foreign exchange rates or interest rates);

(d) changes generally affecting companies in the industries in which the Company and its subsidiaries engage in business;

(e) any changes in generally accepted accounting principles;

(f) the failure of the Company to meet projections or forecasts, in and of itself;

(g) any taking of any action pursuant to this Agreement or at the written request of the Purchaser or the Company (who, in such circumstances, is not the Person), as the case may be;

(h) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any Law of or by any Governmental or Regulatory Authority, in each case having general applicability; or

(i) any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war or terrorism.

“Order” means any judgment, order, administrative order, writ, stipulation, injunction (whether permanent or temporary), award, decree or similar legal restraint of, or binding settlement having the same effect with, any Governmental or Regulatory Authority.

“Ordinary Shares” has the meaning given in the recitals to this Agreement.

“Organizational Documents” means, with respect to any Person (other than an individual), the memorandum and articles of association, constitution, certificate of incorporation, articles of incorporation, bylaws, articles of organization, partnership agreement, limited liability company agreement, trust deed, formation agreement, joint venture agreement or other similar organizational documents of such Person (in each case, as amended through the date of this Agreement).

“Person” means an individual or corporation, company, exempted company, firm, general or limited partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company or Governmental or Regulatory Authority or other entity of any kind.

“Proceeding” means an action, claim, suit, investigation or other legal proceeding (including a partial proceeding, such as a deposition).

“Purchase Price” means an amount equal to $201,927,631.45, subject to adjustment for reverse and forward stock splits, stock dividends, stock combinations, conversions, and other similar transactions of the Ordinary Shares that occur after the date of this Agreement.

“Purchaser” has the meaning given in the preamble of this Agreement.

“Representatives” means, with respect to any Person, such Person’s accountants, counsel, financial and other advisers, representatives, consultants, directors, officers, employees, shareholders, partners, members and agents.

“SEC Reports” means all material reports, schedules, forms, statements and other documents required to be filed by the Company with the Commission under the Securities Act and the Exchange Act, including pursuant to Section 13(a) or 15(d) under the Exchange Act, for the two years preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) and including the exhibits thereto, documents incorporated by reference therein and any materials filed or furnished by the Company under the Exchange Act, whether or not any such reports were required, which shall, without limiting the foregoing, include the Company’s Annual Reports on Form 20-F, as amended; provided that, with respect to the Company’s Current Reports on Form 6-K, SEC Reports shall only mean the Company’s Current Reports on Form 6-K and amendments thereto furnished with the Commission on August 27, 2008, December 2, 2008, March 25, 2008, May 20, 2009, August 18, 2009, August 19, 2009, September 17, 2009, November 18, 2009, March 5, 2010, May 28, 2010 and July 1, 2010.

“Securities Act” means the United States Securities Act of 1933.

“Seller” has the meaning given in the preamble of this Agreement.

“Shares” has the meaning given in the recitals to this Agreement.

“Transfer Instrument” means the instrument of transfer substantially in the form set forth on Exhibit A hereto.

ARTICLE II

SALE AND PURCHASE OF SHARES

2.1 Sale and Purchase of the Shares. On the terms and subject to the conditions hereof, at the Closing, the Seller shall sell the Shares to the Purchaser, and the Purchaser shall purchase the Shares from the Seller.

2.2 Closing. The closing of the sale and purchase of the Shares (the “Closing”) shall take place remotely by facsimile transmission or other electronic means as the Purchaser and the Seller may agree to, concurrently with, and on the same date as, the closing of the sale of the Ordinary Shares by the Company to the Purchaser pursuant to the Company Purchase Agreement, or on such other date or time as the Purchaser and the Seller may agree to in writing (the “Closing Date”). At the Closing:

(a) the Seller shall (i) deliver or cause to be delivered the 81,772,950 certificated Ordinary Shares and 281,011 certificated American Depositary Shares to the Purchaser, or to any Affiliate of the Purchaser designated by the Purchaser to receive such Shares pursuant to Section 8.6, accompanied by the Transfer Instrument made in favor of the Purchaser (or to any Affiliate of the Purchaser designated by the Purchaser to receive such Shares pursuant to Section 8.6) and the share certificate for the Shares in the name of the Seller and (ii) instruct its agent or other account representative to credit the 1,000,000 uncertificated American Depository Shares to the Purchaser’s balance account, or to the balance account of any Affiliate of the Purchaser designated by the Purchaser to receive such uncertificated American Depository Shares pursuant to Section 8.6, in accordance with the settlement instructions delivered to the Seller pursuant to Section 2.2(b)(iii) and the applicable procedures of The Depository Trust Company (“DTC”), in each case free and clear of any Liens;

(b) against satisfaction of Section 2.2(a), the Purchaser shall (i) pay or cause to be paid the Purchase Price to the Seller by delivering the relevant funds via wire transfer to the account designated by the Seller, (ii) execute the Transfer Instrument and (iii) furnish to the Seller in writing the name of the Purchaser’s agent or other account representative who is a DTC participant and account number prior to the Closing;

(c) contemporaneously upon receipt of payment of the Purchase Price for the Shares by the Purchaser to the Seller, the Seller shall instruct a director or the secretary of the Company to cancel the Seller’s share certificate issued in relation to the Shares, update the register of members of the Company to record the Purchaser as the registered holder of the Shares and issue a new share certificate in the name of the Purchaser; and

(d) the Seller and the Purchaser shall each deliver all other certificates required to be delivered by such party on the Closing Date pursuant to Article VI.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller represents and warrants to the Purchaser as follows:

3.1 Authorization; Binding Effect. The Seller is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has full right, partnership power and authority to execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby. The Seller has duly executed and delivered this Agreement. This Agreement constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

3.2 Title to Shares. The Seller is the lawful owner of the Shares with good and marketable title thereto, and the Seller has the right to sell, assign, convey, transfer and deliver the Shares and all rights and benefits incident to the ownership thereof. Such rights and benefits are transferrable by the Seller to the Purchaser, free and clear of all Liens. Other than the Shares, neither the Seller nor any of its Affiliates owns, beneficially or otherwise, any other share capital or equity security of the Company or any option, warrant, right, call, commitment or right of any kind to have any such share capital or equity security issued. The purchase and sale of the Shares as contemplated herein will (a) pass good and marketable title to the Shares to the Purchaser, free and clear of all Liens, and (b) convey, free and clear of all Liens, any and all rights and benefits incident to the ownership of such Shares.

3.3 Information. The Seller has and had access to such reports, statements and announcements publicly released or published by the Company as shall have been reasonably necessary for the Seller to be capable of evaluating the merits and risks of the transactions contemplated by this Agreement. The Seller has such knowledge and experience in financial and business matters as to enable the Seller to make an informed decision with respect to the Seller’s sale of the Shares. The Seller is a sophisticated investor and has independently evaluated the merits of its decision to sell the Shares pursuant to this Agreement, such decision has been independently made by the Seller, and the Seller confirms that it has only relied on the advice of its own business and/or legal counsel in making such decision. In connection with such sale, the Seller has not requested or received from the Purchaser or any of the Purchaser’s Affiliates or Representatives any information or other material concerning the Company or the Shares and is not relying on the Purchaser or any of the Purchaser’s Affiliates or Representatives (including any act, representation or warranty by the Purchaser or any of the Purchaser’s Affiliates or Representatives except for such representations and warranties of the Purchaser made under Article IV) in any respect in making its decision to make such sale.

3.4 No Liens. The execution, delivery and performance by the Seller of this Agreement and the consummation of the transactions contemplated hereby will not result in the creation of any Liens with respect to the Shares.

3.5 General Solicitation/General Advertising and Directed Selling Efforts. The Seller is not selling the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement. The Shares were fully paid for by the Seller at least one (1) year prior to the date of this Agreement for its own account and not with a view toward, or for sale in connection with, any distribution, resale or public offering of the Shares or any part thereof in violation of the Securities Act.

3.6 No Conflicts. The execution, delivery and performance by the Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not conflict with or result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both) (a) the Organizational Documents of the Seller, (b) any Law or Order to which the Seller or any of its properties or assets is subject, (c) the Organizational Documents of the Company, or (d) any contract, agreement or other instrument applicable to the Seller or any of its properties or assets; except, in the case of clause (d), to the extent that such conflict, violation, breach or default, individually and in the aggregate, have not materially impaired or delayed, and will not materially impair or delay, the ability of the Seller to perform its obligations under this Agreement.

3.7 Bankruptcy. The Seller is not the subject of any insolvency or liquidation proceeding or reorganization in the United States or any foreign nation or jurisdiction.

3.8 SEC Reports. To the Knowledge of the Seller, as of the date hereof, neither (a) the Company’s most recent Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (as filed with the Commission on May 25, 2010 and as amended), nor (b) any other SEC Report filed or furnished after May 25, 2010, at the time they were filed or furnished (and if amended or superseded by a filing prior to the date hereof, then on the date of such filing and as amended or superseded), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

3.9 Material Adverse Effect. To the Knowledge of the Seller, as of the date hereof, there is no fact, circumstance or event that, individually or in the aggregate, materially adversely affects the assets, business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole, that has not been disclosed in the SEC Reports, other than adverse effects relating to changes in general economic or political conditions or changes generally affecting the solar power industry.

3.10 Proceedings. There is no Proceeding pending against the Seller, or to the Knowledge of the Seller, threatened against or affecting the Seller that could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement. There is no Proceeding pending or, to the Knowledge of the Seller, threatened that questions the legality or propriety of the transactions contemplated by this Agreement.

3.11 Brokers and Finders. No investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of the Seller or any of its Affiliates in connection with the transactions contemplated by this Agreement, the fees, expenses, costs or commissions for which could be the responsibility, in whole or in part, of the Purchaser or any of its Affiliates or the Company or any of its Affiliates; provided that, for the purposes of this Section 3.11, neither the Seller nor any of its Affiliates shall be deemed to have retained or authorized UBS Securities Pte. Ltd. - Seoul Branch and ThinkEquity Partners LLC (or their respective Affiliates) to act on their behalf in connection with the transactions contemplated by this Agreement.

3.12 Solvency. There are no facts or circumstances that lead the Seller to believe that it will, and the Seller currently has no plans to: (a) wind down, liquidate or dissolve the Seller or its business or operations; provided that the Seller may sell or otherwise dispose of investments in its portfolio companies from time to time as part of its normal investing activities, (b) file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction, or (c) take any other similar action, in each case prior to the two (2) year anniversary of the Closing Date.

3.13 No Consents. Excluding any Competition Approvals, the Seller is not required to obtain any Consent in connection with the execution, delivery and performance by the Seller of this Agreement or the consummation by the Seller of the transactions contemplated hereby, other than such Consents as have been obtained or are reasonably expected to be obtained promptly following the date of this Agreement.

3.14 Photovoltaic Module Warranties. To the Knowledge of the Seller, the Company’s current standard warranties for technical defects and initial power generation capacity for its photovoltaic modules are appropriate based on the Company’s estimates of the durability and reliability of its products, the Company’s quality controls and technical analysis and general industry information, except as would not or would not reasonably be expected to result in a Material Adverse Effect.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to the Seller as follows:

4.1 Authorization; Binding Effect. The Purchaser is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has full right, corporate power and authority to execute and deliver this Agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby. The Purchaser has duly executed and delivered this Agreement. This Agreement constitutes a legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

4.2 Purchase for Investment. The Purchaser is acquiring the Shares for investment for its own account and not with a view toward any resale or distribution thereof except in compliance with the Securities Act. The Purchaser does not presently have any contract, undertaking, agreement or arrangement with any Person to sell, transfer or grant participations to any Person with respect to the Shares. The Purchaser hereby acknowledges that the Shares have not been registered pursuant to the Securities Act and may not be transferred in the absence of such registration thereunder or an exemption therefrom, or in a transaction not subject to, the Securities Act.

4.3 Investment Experience; Disclosure of Information. The Purchaser (a) either alone or together with its Representatives, has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment such as an investment in the Shares and making an informed decision to so invest, and has so evaluated the risks and merits of such investment in the Shares, (b) is a sophisticated investor, (c) has adequate net worth and means of providing for its current needs and contingencies, is able to sustain a complete loss of the investment in the Shares and has no need for liquidity in such investment, and (d) understands the terms of and risks associated with the acquisition of the Shares, including a lack of liquidity, and risks associated with the industry in which the Company operates. The Purchaser has received all the information it considers necessary or appropriate for deciding whether to purchase the Shares. The Purchaser further represents that it has not relied on any representation, warranty or action made or taken by or on behalf of the Seller, its Affiliates or its Representatives, other than those expressly set forth herein.

4.4 General Solicitation. The Purchaser is not purchasing the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

4.5 No Conflicts. The execution, delivery and performance by the Purchaser of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not conflict with or result in a violation or breach of or default under (with or without the giving of notice or the lapse of time or both) (a) the Organizational Documents of the Purchaser, (b) any Law or Order to which the Purchaser or any of its properties or assets is subject, or (c) any contract, agreement or other instrument applicable to the Purchaser or any of its properties or assets; except, in the case of clause (c), to the extent that such conflict, violation, breach or default, individually and in the aggregate, have not materially impaired or delayed, and will not materially impair or delay, the ability of the Purchaser to perform its obligations under this Agreement.

4.6 Purchaser Status. At the time the Purchaser was offered the Shares, it was; as of the date hereof, it is; and at the Closing Date, it will be an “accredited investor” as that term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act. The Purchaser is not, and is not required to be registered as, a broker-dealer under Section 15 of the Exchange Act.

4.7 Proceedings. There is no Proceeding pending against the Purchaser, or to the knowledge of the Purchaser, threatened against or affecting the Purchaser that could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement. There is no Proceeding pending or, to the knowledge of the Purchaser, threatened that questions the legality or propriety of the transactions contemplated by this Agreement.

4.8 Brokers and Finders. No investment banker, broker, finder or other intermediary has been retained by or is authorized to act on behalf of the Purchaser or any of its Affiliates in connection with the transactions contemplated by this Agreement, the fees, expenses, costs or commissions for which could be the responsibility, in whole or in part, of the Seller or any of its Affiliates.

4.9 Sufficient Funds. The Purchaser has cash available or accessible (including through third party sources) to it in amounts sufficient to purchase: (a) the Shares under this Agreement, and (b) the Company Shares under the Company Purchase Agreement.

4.10 No Consents. Excluding any Competition Approvals, the Purchaser is not required to obtain any Consent in connection with the execution, delivery and performance by the Purchaser of this Agreement or the consummation by the Purchaser of the transactions contemplated hereby, other than such Consents as have been obtained or are reasonably expected to be obtained promptly following the date of this Agreement.

ARTICLE V

COVENANTS

5.1 Covenants of the Seller.

(a) Public Announcements. The Seller shall not, and shall not permit any of its Affiliates to, make any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior written consent of the Purchaser, except as required by Law applicable to the Seller and its Affiliates or except as required by rules and regulations of the Commission or any relevant stock exchange or quotation system (after giving effect to the execution of this Agreement and the transactions contemplated hereby), in which case the Seller shall use its commercially reasonable efforts to provide the Purchaser with sufficient time, consistent with such requirements, to review the nature of such requirements and to comment upon such disclosure prior to announcement.

(b) Further Actions.

(i) The Seller shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby as promptly as practicable.

(ii) The Seller shall, as promptly as practicable, file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by the Seller pursuant to applicable Law in connection with this Agreement and the consummation of the other transactions contemplated hereby, including filings pursuant to the Competition Approvals.

(iii) The Seller shall, as promptly as practicable, use its commercially reasonable efforts to obtain, or cause to be obtained, all Competition Approvals necessary to be obtained in order to consummate the transactions contemplated by this Agreement.

(iv) The Seller shall, and shall cause its Affiliates to, coordinate and cooperate with the Purchaser in exchanging such information and supplying such assistance as may be reasonably requested by the Purchaser in connection with the filings and other actions of the Purchaser contemplated by Section 5.2(b).

(v) At all times prior to the Closing, the Seller shall not, and shall cause its Affiliates not to, purchase, redeem or otherwise acquire, beneficially or otherwise, any share capital or equity security of the Company or any option, warrant, right, call, commitment or right of any kind to have any such share capital or equity security issued.

(vi) At all times prior to the Closing, the Seller shall notify the Purchaser in writing of any condition or occurrence that would be reasonably likely to result in the failure of any of the conditions contained in Sections 6.1 and 6.2 to be satisfied, promptly upon becoming aware of the same.

(c) Acknowledgement and Waiver. The Seller (i) expressly acknowledges and agrees that it is aware that the Purchaser may have, and may have had, access to material, non-public information regarding the Company, and (ii) waives the right to make any factual assertion of detrimental reliance on any non-disclosure of material, non-public information that the Purchaser may possess or may have previously possessed. To the fullest extent permitted by law, the Seller hereby releases and waives any and all claims against the Purchaser and its Affiliates and their respective directors, officers, employees, agents, controlling persons and advisors based upon or relating to their possession or non-disclosure of such material, non-public information; provided that such release shall in no way limit the Purchaser’s representations and warranties under Article IV.

(d) No Winding Down, Reorganization or Liquidation. The Seller shall not, prior to the two (2) year anniversary of the Closing Date, (i) wind down, liquidate or dissolve the Seller or its business or operations; provided that the Seller may sell or otherwise dispose of investments in its portfolio companies from time to time as part of its normal investing activities, (ii) file for reorganization or liquidation under the bankruptcy or reorganization laws of any jurisdiction, or (iii) take any other similar action.

5.2 Covenants of the Purchaser.

(a) Public Announcements. The Purchaser shall not, and shall not permit any of its Affiliates to, make any public announcement in respect of this Agreement or the transactions contemplated hereby without the prior consent of the Seller, except as required by Law applicable to the Purchaser and its Affiliates or except as required by rules and regulations of the Commission or any relevant stock exchange or quotation system (after giving effect to the execution of this Agreement and the Company Purchase Agreement and the transactions contemplated hereby and thereby), in which case the Purchaser shall use its commercially reasonable efforts to provide the Seller with sufficient time, consistent with such requirements, to review the nature of such requirements and to comment upon such disclosure prior to announcement.

(b) Further Actions.

(i) The Purchaser shall use its commercially reasonable efforts to take all actions and to do all things necessary, proper or advisable to consummate the transactions contemplated hereby and by the Company Purchase Agreement as promptly as practicable.

(ii) The Purchaser shall, as promptly as practicable, file or supply, or cause to be filed or supplied, all applications, notifications and information required to be filed or supplied by the Purchaser pursuant to applicable Law in connection with this Agreement and the Company Purchase Agreement and the consummation of the transactions contemplated hereby and thereby, including filings pursuant to the Competition Approvals.

(iii) The Purchaser shall, as promptly as practicable, use its commercially reasonable efforts to obtain, or cause to be obtained, all Competition Approvals necessary to be obtained in order to consummate the transactions contemplated by this Agreement and the Company Purchase Agreement.

(iv) The Purchaser shall, and shall cause its Affiliates to, coordinate and cooperate with the Seller in exchanging such information and supplying such assistance as may be reasonably requested by the Seller in connection with the filings and other actions contemplated by Section 5.1(b). The Purchaser shall promptly inform the Seller of any communication, and any proposed understanding, undertaking or agreement, with any Governmental or Regulatory Authority regarding any filings or other actions contemplated by this Section 5.2(b).

(v) At all times prior to the Closing, the Purchaser shall notify the Seller in writing of any condition or occurrence that would be reasonably likely to result in the failure of any of the conditions contained in Sections 6.1 and 6.3 to be satisfied, promptly upon becoming aware of the same.

(vi) The Purchaser shall not (A) amend Article V or Section 6.1 of the Company Purchase Agreement without the prior written consent of the Seller or (B) amend any other section of the Company Purchase Agreement or take any other action with respect to the Company Purchase Agreement that would (or would be reasonably expected to) delay or impede the consummation of the transactions contemplated by this Agreement without the prior written consent of the Seller, which consent shall not be unreasonably withheld.

(c) Acknowledgement and Waiver. The Purchaser (i) expressly acknowledges and agrees that it is aware that the Seller may have, and may have had, access to material, non-public information regarding the Company, and (ii) waives the right to make any factual assertion of detrimental reliance on any non-disclosure of material, non-public information that the Seller may possess or may have previously possessed. To the fullest extent permitted by law, the Purchaser hereby releases and waives any and all claims against the Seller and its Affiliates and their respective directors, officers, employees, agents, controlling persons, and advisors based upon or relating to their possession or non-disclosure of such material, non-public information; provided that such release shall in no way limit the Seller’s representations and warranties under Article III.

ARTICLE VI

CONDITIONS PRECEDENT

6.1 Conditions to Obligations of Each Party. The obligations of the Purchaser and the Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) No Injunctions. The consummation of the transactions contemplated hereby shall not have been enjoined or prohibited by applicable Law, and no Proceeding by or before any Governmental or Regulatory Authority challenging such transactions shall have been initiated or threatened in writing.

(b) Competition Approvals. All Competition Approvals required in connection with the consummation of the transactions contemplated hereby shall have been obtained and shall remain in full force and effect.

6.2 Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver by the Purchaser) on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Seller contained (i) in the first two sentences of Section 3.1, the first, second and fourth sentence of Section 3.2, clause (a) of Section 3.6 and Section 3.7 in this Agreement shall be true and correct in all respects as of the Closing Date, and (ii) the third sentence of Section 3.1, the third sentence of Section 3.2, clauses (b), (c) and (d) of Section 3.6 and in the remaining sections of Article III shall be true and correct in all material respects as of the Closing Date, in each case with the same effect as though made on such date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date).

(b) Covenants. The Seller shall have duly performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Certificate. The Seller shall have delivered to the Purchaser a certificate, dated as of the Closing Date and signed by its duly authorized officer, certifying to the effect that (i) the conditions set forth in Sections 6.2(a) and (b) have been satisfied and (ii) to the Knowledge of the Seller, no Current Report on Form 6-K of the Company filed or furnished after the date of this Agreement that contains material financial information of the Company and its subsidiaries (taken as a whole), at the time it was filed or furnished (and if amended or superseded by a filing prior to the Closing Date, then on the date of such filing and as amended or superseded), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d) Share Certificate and Transfer Instrument. The Seller shall have delivered to the Purchaser the executed Transfer Instrument and the share certificate(s) relating to the Shares prior to or on the Closing Date.

(e) Company Purchase Agreement. All of the conditions to closing the transactions contemplated by the Company Purchase Agreement as set forth in the Company Purchase Agreement shall have been (i) satisfied, or (ii) waived by the party thereto with the authority under the Company Purchase Agreement to waive such conditions.

6.3 Conditions to Obligations of the Seller. The obligation of the Seller to consummate the transactions contemplated hereby shall be subject to the satisfaction (or waiver by the Seller) on or prior to the Closing Date of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Purchaser contained (i) in Sections 4.1, 4.5 and 4.9 of this Agreement shall be true and correct in all respects as of the Closing Date, and (ii) in the remaining sections of Article IV shall be true and correct in all material respects, in each case with the same effect as though made on such date (except for such representations and warranties that are made as of a specific date, which shall speak only as of such date).

(b) Covenants. The Purchaser shall have duly performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Certificate. The Purchaser shall have delivered to the Seller a certificate, dated as of the Closing Date and signed by its duly authorized officer, certifying to the effect that the conditions set forth in Sections 6.3(a) and (b) have been satisfied.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by the Seller or the Purchaser by written notice to the other party if the transactions contemplated hereby shall not have been consummated pursuant hereto by 5:00 p.m. (Hong Kong time) on September 30, 2010, unless such date shall be extended by the mutual written consent of the Seller and the Purchaser;

(b) by the Seller or the Purchaser by written notice to the other party if any Governmental or Regulatory Authority shall have issued an Order (which Order the parties shall use their commercially reasonable efforts to lift) permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement and such Order shall have been outstanding for thirty (30) days or more;

(c) by the Seller or the Purchaser by written notice to the other party if any event, fact or condition shall occur or exist that shall have made it impossible to satisfy a condition precedent to the terminating party’s obligations to consummate the transactions contemplated by this Agreement, unless the occurrence or existence of such event, fact or condition shall be due to the failure of the terminating party to perform or comply with any of the agreements, covenants or conditions hereof to be performed or complied with by such party prior to the Closing; or

(d) by written agreement of the Seller and the Purchaser.

Notwithstanding anything in this Agreement to the contrary, in the event the Company Purchase Agreement terminates prior to the closing of the transactions contemplated under the Company Purchase Agreement, this Agreement shall terminate automatically upon the termination of the Company Purchase Agreement.

7.2 Effect of Termination. In the event of the termination of this Agreement pursuant to the provisions of Section 7.1, this Agreement shall become void and have no effect, without any liability to any Person in respect hereof or of the transactions contemplated hereby on the part of any party, or any of its Affiliates, except as specified in Article VIII and Sections 5.1(a) and 5.2(a) and except for any liability resulting from such party’s breach of this Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1 Remedies. In the event of a breach by the Purchaser or by the Seller of any of their obligations under this Agreement, the Purchaser or the Seller, as the case may be, in addition to being entitled to exercise all rights granted by Law and under this Agreement, including recovery of damages, will be entitled to specific performance of its rights, injunctive relief and other equitable remedies under this Agreement. The Purchaser and the Seller agree that monetary damages would not provide adequate compensation for any losses incurred by reason of a breach by the other party of any of the provisions of this Agreement and hereby further agree, in the event of any action for specific performance, injunctive relief or other equitable remedies in respect of such breach, to waive and not assert the defense that a remedy at law would be adequate. Following the Closing, an action for breach of this Agreement shall be the sole and exclusive remedy for any party, whether in contract, tort or otherwise (including any action for rescission of the purchase of the Shares), for all matters arising under or in connection with this Agreement and the transactions contemplated hereby. Without limiting the prior sentence, with respect to a breach of Section 3.14 by the Seller, the Purchaser shall not be entitled to seek or receive any damages other than direct damages.

8.2 Liability Cap. Subject to the last sentence of Section 8.1, the Seller’s total liability for Losses as a result of or relating to any breach or breaches of the representations or warranties made by the Seller in Section 3.14 shall be limited to an amount equal to 72.08% of the Losses resulting from such breach, up to a maximum of $10,000,000.

8.3 Entire Agreement. This Agreement, together with the exhibits and schedules thereto, contains the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings, discussions and representations, oral or written, with respect to such matters, which the parties acknowledge have been merged into such documents, exhibits and schedules.

8.4 Amendments and Waivers. The provisions of this Agreement may not be amended, modified, supplemented or waived unless the same shall be in writing and signed by each of the parties hereto.

8.5 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and shall be deemed given and effective on the earliest of: (a) the date of transmission, if such notice or communication is delivered via facsimile or e-mail at the facsimile number or e-mail address specified in this Section 8.5 prior to 5:30 p.m. (Hong Kong time) on a Business Day, (b) the next Business Day after the date of transmission, if such notice or communication is delivered via facsimile or e-mail at the facsimile number or e-mail address specified in this Section 8.5 on a day that is not a Business Day or later than 5:30 p.m. (Hong Kong time) on any Business Day, (c) the second (2nd) Business Day following the date of mailing, if sent by United States nationally recognized overnight courier service, or (d) upon actual receipt by the party to whom such notice is required to be given. The addresses for such notices and communications shall be as follows:

(a)	If to the Purchaser:

Hanwha Chemical Corporation
Hanwha Building, 1, Janggyo-dong, Jung-gu,
Seoul 100-797, Korea
Attention: Mr. Eun Sik Kim, Deputy Senior Manager
Facsimile no.: 82 2 729 1205
E-mail address: eunsik.kim1218@hanwha.co.kr

with a mandatory copy to (which copy shall not constitute notice):
Paul, Hastings, Janofsky & Walker LLP 22/F Bank of China Tower 1 Garden Road Hong Kong Attention: Daniel Sae Chin Kim, Esq. Facsimile no.: +852-3192-9689 E-mail address: danielkim@paulhastings.com

(b)	If to the Seller:

Good Energies II LP
2nd Floor, Windward House
La Route de la Liberation, St. Helier
JE2 3BQ Jersey
Channel Islands

with a mandatory copy to (which copy shall not constitute notice):

Good Energies, Inc.

277 Park Avenue

29th Floor, Suite B

New York, NY 10172

Attention: Michelle S. Riley

Facsimile no.: +1-212-704-3001

E-mail address: mriley@cofraholding.com

and

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019-6064

Attention: Tarun M. Stewart, Esq.

Facsimile no.: +1-212-757-3990

E-mail address: tstewart@paulweiss.com

The addresses, facsimile numbers and e-mail addresses specified in this Section 8.5 may be changed by a party by delivering notice to the Purchaser, in the case of a change by the Seller, and to the Seller, in the case of a change by the Purchaser, in each case in accordance with the terms hereof, which change will be effective on the later of the date set forth in such notice or ten (10) days after such notice is deemed given hereunder.

8.6 Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and permitted assigns of the Purchaser and the Seller. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither the Purchaser nor the Seller may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of the other party, provided that, without the prior consent of the Seller, the Purchaser may assign this Agreement to any (a) wholly-owned Affiliate of the Purchaser, or (b) Affiliate of the Purchaser that is majority owned by the Purchaser, provided that the interests in the Affiliate that are not held by the Purchaser are held by Affiliates of the Purchaser; provided, however, that if any assignment by Purchaser pursuant to the foregoing clause (a) or (b) shall occur, Purchaser shall remain liable for all obligations of Purchaser under this Agreement and such Affiliate shall deliver to the Seller a certificate containing representations and warranties substantially similar to the representations and warranties contained in Section 4.3.

8.7 Execution and Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same Agreement and shall become effective when counterparts have been signed by each party and delivered to each other party, it being understood that each party need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “.pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature were the original thereof.

8.8 Governing Law; Jurisdiction; Waiver of Jury Trial.

(a) All questions concerning the construction, validity, enforcement and interpretation of this Agreement and the relationship of the parties hereto shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof.

(b) Each party to this Agreement hereby irrevocably agrees that any Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby shall only be brought in the courts of the State of New York or in the United States of America located in New York, New York, and hereby expressly submits to the personal jurisdiction and venue of such courts and expressly waives any claim of improper venue or that such courts are an inconvenient forum.

(c) Each party to this Agreement hereby irrevocably agrees to waive all rights to trial by jury in any Proceeding.

8.9 Cumulative Remedies. The remedies provided herein are cumulative and not exclusive of any remedies provided by law.

8.10 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions set forth herein shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the parties hereto shall use their reasonable efforts to find and employ an alternative means to achieve the same or substantially the same result as that contemplated by such term, provision, covenant or restriction. It is hereby stipulated and declared to be the intention of the parties that they would have executed the remaining terms, provisions, covenants and restrictions without including any of such that may be hereafter declared invalid, illegal, void or unenforceable.

8.11 Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States Dollars. All amounts owing under this Agreement are in United States Dollars. All amounts denominated in other currencies shall be converted into the United States Dollar equivalent amount in accordance with the applicable exchange rate in effect on the date of calculation.

8.12 Fees and Expenses. Except as otherwise provided in this Agreement, all expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses; provided that if any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Any and all transfer, documentary, sales, use, stamp, registration and other such taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such fees, charges or taxes. Upon the written request of the Seller, the Purchaser shall execute and deliver all instruments and certificates necessary to enable the Seller to comply with the foregoing.

8.13 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by any other party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or of or in any similar breach, default or noncompliance thereafter occurring.

8.14 Interpretation. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. When reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or Section of this Agreement, unless otherwise indicated. The headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The language used in this Agreement shall be deemed to be the language chosen by the parties hereto to express their mutual intent, and no rule of strict construction shall be applied against any party. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder as of the Closing, unless the context requires otherwise, and shall include all amendments of the same and any successor or replacement statutes and regulations. All references to agreements shall mean such agreement as may be amended or otherwise modified from time to time. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

8.15 Time of the Essence. Time is of the essence in connection with the performance of the parties’ respective obligations under this Agreement.

8.16 Further Assurances. At or after the Closing, and without further consideration, the parties shall execute and deliver all such further instruments and documents and take all such other actions as may reasonably be required to carry out the transactions contemplated hereby, to evidence the fulfillment of the agreements herein contained and to give practical effect to the intention of the parties under this Agreement.

8.17 Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then such action may be taken or such right may be exercised on the next succeeding Business Day.

8.18 Survival. The representations and warranties set forth in Article III and Article IV and in any certificate delivered pursuant to this Agreement shall survive for a period of two (2) years following the Closing Date; provided that the representations and warranties set forth in Sections 3.9 and 3.14 and the related representations in any certificate delivered pursuant to this Agreement shall survive for a period of one (1) year following the Closing Date.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Share Purchase Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

PURCHASER:

HANWHA CHEMICAL CORPORATION

By:	/s/ Ki Joon Hong
Name:	Ki Joon Hong
Title:	President & CEO

SELLER:

GOOD ENERGIES II LP

By:	Good Energies General Partner Jersey Limited acting in its capacity as General Partner to Good Energies II LP

By:	/s/ Fintan Kennedy
Name:	Fintan Kennedy
Title:	Director

By:	/s/ Cheryl Myles
Name:	Cheryl Myles
Title:	Alternate Director

[Signature Page to Share Purchase Agreement (Good Energies)]

Exhibit A

SOLARFUN POWER HOLDINGS CO. LTD.

TRANSFER OF SHARES

We, Good Energies II LP, a Jersey partnership (the “Transferor”), of 2nd Floor, Windward House, La Route de la Liberation, St Helier, Jersey JE2 3BQ, the Channel Islands, in consideration of the sum of US$201,927,631.45 paid to us by Hanwha Chemical Corporation, a Korean company (the “Transferee”), of Hanwha Building, 1, Janggyo-dong, Jung-gu, Seoul 100-797, Korea, do hereby transfer to the Transferee (i) 81,772,950 Ordinary Shares, par value $0.0001 per share, of Solarfun Power Holdings Co. Ltd., an exempted company incorporated in the Cayman Islands (the “Company”), evidenced by share certificates numbered 62, 63, 64, 65, 66, 69, 71, 72 and 74, and (ii) 281,011 of American Depository Shares of the Company evidenced by a share certificate numbered 78, to hold the same unto the Transferee subject to the several conditions on which we hold the same; and we the Transferee do hereby agree to take the said shares subject to the conditions aforesaid.

As witness our hands the      day of              2010.

Transferor:		Transferee:

GOOD ENERGIES II LP		HANWHA CHEMICAL CORPORATION

By:	Good Energies General Partner Jersey Limited acting in its capacity as General Partner to Good Energies II LP	By:
Name:
Title:

By:
Name:
Title:

By:
Name:
Title: